SilverCrest Appoints Pierre Beaudoin as COO

TSX - V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – November 13, 2018 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the appointment of Pierre Beaudoin as Chief Operating Officer for the Company. Pierre will dedicate his full attention to the development of the Las Chispas property, and as such, he will be stepping down from the SilverCrest Board in December.

Mr. Beaudoin is a precious metals mining executive with more than 30 years’ experience in diversified mining, mineral processing, design, mine construction and start-up. He recently led the construction, start-up, and operation of the Detour Lake Mine, currently Canada's largest gold operation. Mr. Beaudoin previously led valuation studies for several of Barrick’s large assets (Chile, Africa, and USA). Mr. Beaudoin started his career as a Mineral Processing professional and has spent more than 20 years working in processing plants in Canada, Australia, Chile, Peru, and the USA.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “With our continued success at Las Chispas, we are excited to add the necessary people and skill sets to complement our highly experienced and dedicated team. We welcome Pierre’s contribution as we move towards breaking ground on the new decline into the Area 51 zone (Babicanora Vein). Also, Pierre will be supervising preparation of the Preliminary Economic Assessment, targeted for completion in Q1 of 2019. This will allow our exploration team to focus on the ongoing expansion and infill drilling program for an updated resource estimate and resource re-categorization. We are excited to have Pierre join the team as COO to help manage this critical period of development for the Company and we also thank him for his contributions at the board level.”

The Company has granted stock options under its Stock Option Plan to Mr. Beaudoin for the purchase of 200,000 common shares at an exercise price of $3.30 per common share for a term of five years expiring November 13, 2023. The stock options vest as to 25% on each of February 13, 2019, May 13, 2019, August 13, 2019 and November 13, 2019, and are subject to necessary regulatory approvals.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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